Exhibit 99.6

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands with a corporate seat in Amsterdam The liability of members is limited Dutch Registration Number: 34106455
17 November 2008
Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

James Hardie Industries NV	Telephone: 31-20-301 2980 Fax: 31-20-404 2544
Directors’ Report
for the half year ended 30 September 2008
Directors
At the date of this report the members of the Supervisory Board are: Mr MN Hammes (Chairman), Mr DG McGauchie AO (Deputy Chairman), Mrs CM Walter AM and Messrs DR Andrews, BP Anderson, D Harrison, and RMJ van der Meer; and the members of the Managing Board are: Messrs L Gries (CEO), RL Chenu (CFO) and RE Cox (General Counsel and Company Secretary). The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.
The changes in the composition of the Boards between 1 April 2008 and the date of this report were: Mr D Harrison was appointed as a member of the Supervisory and Joint Boards with effect from 19 May 2008 and re-elected for a 3 year term at the Annual General Meeting on 22 August 2008; Mr J Loudon retired from the Joint and Supervisory Boards on 22 August 2008 and Mr D DeFosset resigned from the Joint and Supervisory Boards with effect from 31 August 2008.
Review of Operations
Please see Management’s Analysis of Results relating to the period ended 30 September 2008.
This report is made in accordance with a resolution of the members of the Joint Board.

MN Hammes	L Gries
Chairman	Chief Executive Officer and
Joint and Supervisory Boards	Chairman Managing Board
Signed Amsterdam, The Netherlands, 17 November 2008

James Hardie Industries NV
Joint Board of Directors’ Declaration
for the half year ended 30 September 2008
The Joint Board of Directors of James Hardie Industries NV declare that with regards to the attached:
a)	the Report complies with the accounting standards in accordance with which it was prepared;

b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This report is made in accordance with a resolution of the members of the Joint Board.

MN Hammes	L Gries
Chairman	Chief Executive Officer and
Joint and Supervisory Boards	Chairman Managing Board
Signed Amsterdam, The Netherlands, 17 November 2008